UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overstock.com, Inc.

(Name of Issuer)

Common Stock $0.0001 Par Value

(Title of Class of Securities)

690370 10 1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Byrne, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,285,501

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,285,501

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorothy M. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,285,501

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,285,501

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

Introductory Note: All information with respect to Overstock.com, Inc. is to the best knowledge and belief of the Reporting Persons, as defined herein.

Item 1.
	(a)	Name of Issuer The name of the issuer is Overstock.com, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the Issuer’s principal executive offices is 6350 South 3000 East, Salt Lake City, Utah 84121.

Item 2.
	(a)	Name of Person Filing The names of the persons filing this Schedule 13G are John J. Byrne, Jr. and Dorothy M. Byrne (the “Reporting Persons”).
	(b)	Address of Principal Business Office or, if none, Residence The address of the Reporting Persons is 3 Laramie Rd., Etna, NH 03750.
	(c)	Citizenship The Reporting Persons are citizens of the United States.
	(d)	Title of Class of Securities The class of securities of the Issuer owned beneficially by the Reporting Persons is common stock, $0.0001 par value (the “Common Stock”).
	(e)	CUSIP Number The CUSIP Number for the Common Stock is 690370 10 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The amount of securities beneficially owned by each of the Reporting Persons is 1,285,501 shares of Common Stock; provided, however, that each of the Reporting Persons hereby disclaims beneficial ownership of the securities described herein except to the extent of his or her pecuniary interest, if any, therein.

(b) Percent of class: The percent of the class of Common Stock beneficially owned by each of the Reporting Persons is 6.7%.
(c) Number of shares as to which each of the Reporting Persons has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,285,501
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,285,501

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2006

/s/ John J. Byrne, Jr.
John J. Byrne, Jr.

/s/ Dorothy M. Byrne
Dorothy M. Byrne